Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 001-35406

The following is the text of the website that is being maintained at http://www.transformingcancerdetection.com in connection with the proposed transaction between Illumina, Inc. (the “Company”) and GRAIL, Inc. (“Grail”).
Illumina (NASDAQ: ILMN) and GRAIL, a healthcare company whose mission is focused on multi-cancer detection, announced they have entered into a definitive agreement under which Illumina will acquire GRAIL for a cash and stock consideration of $8 billion. In addition, GRAIL shareholders will receive future payments representing a tiered single digit percentage of certain GRAIL-related revenues.
This is an exciting moment for both Illumina and GRAIL, and most importantly patients. The combination will enable us to accelerate the global adoption of NGS-based multi-cancer early detection tests, increase accessibility, and improve patient outcomes. In 2019 alone, there were 15M new cases of cancer and 10M cancer-related deaths – early detection has the potential to change that.
Increases Illumina’s Directly Accessible TAM and Offers Multiple Future Growth Opportunities GRAIL extends Illumina’s portfolio to include cancer screening, diagnosis and cancer monitoring, creating a portfolio of best-in-class, proprietary tests in each of the major oncology testing application areas. The total NGS oncology opportunity is expected to grow at a CAGR of 27% to $75 billion in 2035.
Accelerates Adoption of NGS-Based Early Multi-Cancer Detection Test to Reach More Patients Faster Illumina plans to leverage its global scale, manufacturing and clinical capabilities to lead GRAIL’s commercialization efforts, realize the total addressable market potential and drive significant growth in the clinical value chain.
Enhancs Illumina’s Position in Clinical Genomics NGS is poised to revolutionize oncology care, and this acquisition allows Illumina to participate more fully in the high value clinical solutions that are enabled by its NGS sequencing technology.  With GRAIL, Illumina will continue as a leading sequencing innovator and partner, while also becoming a proprietary test provider.

1. Detecting Cancer Early, When it Can be Cured  71% of cancer-related deaths are in cancers with no recommended screening  Source: SEER Program (www.seer.cancer.gov) *Stat Database: Incidence – SEER 18 Regs Research Data, Nov 2018 Sub. Includes persons aged 50-79 diagnosed 2006-2015 “Early/Localized” includes invasive localized tumors that have not spread beyond organ of origin, “Late/Metastasized” includes invasive cancers that have metastasized beyond the organ of origin to other parts of the body. Noone AM, Howlader N, Krapcho M, et al. (eds). SEER Cancer Statistics Review, 1975-2015, National Cancer Institute, Bethesda, MD, http://seer.cancer.gov/csr/1975_2015/, based on November 2017 SEER data submission, posted to the SEER website April 2018.  2. Beating Cancer Starts with Finding It  3. Introducing GalleriTM  4. Expected LDT   Launch 2021  1 Required Blood Draws  43%  Positive Predictive Value (modeled)   44%  Sensitivity for All Cancers (Stages 1-3)1  50+  Cancers Detected  93%  Tissue of Origin Accuracy   >99%  Specificity  1 Based on current trial status  Earlier this year, GRAIL shared positive results from its Circulating Cell-free Genome Atlas (or CCGA) study that has enrolled 15000 participants.  The study found that the first version of Galleri reported sensitivity of 44% for stage 1 through 3 tumors, and 67% sensitivity for the 12 deadliest cancers. Further, Galleri was able to detect more than 50 cancers across all stages, more than 45 of which do not have recommended screening in the US. And in 93% of the positive results, the test correctly identified the tissue of origin. All with a specificity of greater than 99%.  Galleri is expected to launch commercially in 2021 as a laboratory developed test for early cancer detection from blood.

Meets Patient, Physician & Payor Needs  Screens for 50+ Cancers  Galleri can detect more than 50 cancers across all stages, of which 45 do not have recommended screening in the U.S. This 10x increase in the types of cancers that can be screened could help avert nearly 40% of the 5-year cancer mortality, or nearly 100,000 annual deaths in the U.S.1  Identifies More Early Stage Cancers  Without the use of blood-based testing, it is estimated only 31% of cancers are identified in stages 1 and 2, when they are most treatable. Based on analysis of GRAIL’s studies to date, this could increase to 82% with broad adoption of Galleri in addition to recommended single-cancer screening.2  Identifies Cancer Location to  Inform Next Steps  With 93% accuracy in identifying tissue of origin, this allows physicians to simplify their diagnostic workup and more rapidly determine the appropriate cancer treatment.  Improves Outcomes  Today, 71% of cancer-related deaths are in cancers with no recommended screening. With limited screening, cancer is more likely to be detected in late stages but when we diagnose cancer too late, less than 20% of patients will survive more than 5 years. In contrast, if we diagnose cancer early, approximately 90% of patients are expected to survive beyond five years.3  Up to 65% Reduction in Cost  Galleri has the potential to more efficiently identify cancers and reduce overall diagnostic workup costs.4 We estimate that ~43% of patients who are tested positive will have cancer. This represents a very significant step forward compared to today’s most commonly used screening tests, which often have a positive predictive value in the 3 to 5% range.  1 Clarke et al. Cancer Epidemiology, Biomarkers, & Prevention 2020  2 Modeled based on GRAIL’s recent data from ESMO 2019 and SEER cancer registry  3 Surveillance, Epidemiology, and End Results (SEER) Program (www.seer.cancer.gov)  4 Diagnostic workup cost estimates include downstream costs + initial screening test
Illumina Will Continue to Enable, Partner and Supply Customers   GRAIL will operate as a separate division  Existing Illumina business will operate separately  Continued access to innovation  Support and enable the work of our clinical customers

Over the last four years, GRAIL’s talented team has made exceptional progress in developing the technology and clinical data required to launch the Galleri multi-cancer screening test. Galleri is among the most promising new tools in the fight against cancer, and we are thrilled to welcome GRAIL back to Illumina to help transform cancer care using genomics and our NGS platform. Together, we have an important opportunity to introduce routine and broadly available blood-based screening that enables early cancer detection when treatment can be more effective and less costly. Multi-cancer early detection is better for patients, their physicians, and payors. As we accelerate our path to clinical leadership and the path to multi-cancer early detection, we will continue to drive significant value creation for our shareholders.  Francis deSouza  CEO, Illumina  Cancer is one of society’s most significant challenges, with most cancer being detected too late. We believe multi-cancer early detection technology could address a tremendous unmet need and reduce the cancer burden worldwide. Combining forces with Illumina enables broader and faster adoption of GRAIL’s innovative, multi-cancer early detection blood test, enhancing patient access and expanding global reach. We are excited about this next step in our journey to transform cancer detection and outcomes and create value for patients and their families and communities, health care providers and payors, employers, and stockholders.  Hans Bishop  CEO, GRAIL  ILLUMINA Contacts  Investors:  Jacquie Ross  ir@illumina.com  858-255-5243   Media:  Dr. Karen Birmingham  pr@illumina.com  646-355-2111  +44 7500 105665

illumina | GRAIL  Press Releases  More Information  Events & Presentations  Filings  Press Releases  9/21/20  Press Release: Illumina to Acquire GRAIL to Launch New Era of Cancer Detection  ILLUMINA Contacts  Investors:  Jacquie Ross  ir@illumina.com  858-255-5243   Media:  Dr. Karen Birmingham  pr@illumina.com  646-355-2111  +44 7500 105665

Press Releases  More Information  Events & Presentations  Filings  More Information  Download Fact Sheet

Illumina to Acquire GRAIL to Launch New Era of Cancer Detection  Detecting Cancer Early, When it Can be Cured    Transformative Multi-Cancer Early Detection Test  Launching in 2021   With just a single blood draw, we have the potential to help clinicians diagnose patients faster and treat them earlier when interventions have a far greater chance of success.1  79% VS 11%  5-year Mortality When Diagnosed Late  5-year Mortality When Diagnosed Early  Combining forces with Illumina enables broader and faster adoption of GRAIL’s innovative, multi-cancer early detection blood test, enhancing patient access and expanding global reach. Hans Bishop CEO, GRAIL   Together, we have an important opportunity to introduce routine and broadly available blood-based screening that enables early cancer detection when treatment can be more effective and less costly. Francis deSouza CEO, Illumina   1 required blood draw  50+ cancers detected  44% sensitivity for all cancer types (stages I-III)2  43% positive predictive value   93% tissue of origin accuracy   >99% specificity   Accelerating NGS-Based Early Multi-Cancer Detection  Reaching More People, Faster  Accelerates Adoption of Early Multi-Cancer Detection  Enhances Illumina’s Position in Clinical Genomics  Increases Illumina’s Directly Accessible TAM  Extends Illumina’s direct participation in the NGS oncology opportunity, expected to grow to $75B by 2035  Builds a best-in-class portfolio of proprietary tests in each of the major oncology testing areas   Leverages Illumina’s global footprint and commercialization expertise  Drives significant growth across the clinical value chain   Allows Illumina to more fully participate in high value clinical solutions  Expands clinical lab and testing capabilities   TRANSACTION OVERVIEW  Deal Structure  $8B Total Equity Value Cash & Stock  Contingent Future Payments3  Revenue  Expected to be accretive to Illumina starting in 2021, and to meaningfully accelerate over time.  12 Years subject to payments  2.5% Share for first $1B of revenue  9% Share of revenue above $1B  Expected Ownership4  7% GRAIL Shareholders  93% Illumina Shareholders   1 Source: seer.cancer.gov 2 Based on current trial status 3 Based on a percentage of certain annual revenue 4 Expected ownership is illustrative at the mid-point of the collar on the stock consideration, which is between $295 and $399  Forward-Looking Statements  This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all. Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, Grail’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, Grail’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by Grail on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a preliminary prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of Grail in connection with the proposed transaction.  The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or registration statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, Grail’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, Grail’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by Grail on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.